Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of CVS Health Corporation for the registration of debt securities and to the incorporation by reference therein of our report dated February 8, 2023 (except for Note 8 and Note 18, as to which the date is May 25, 2023), with respect to the consolidated financial statements of CVS Health Corporation, and our report dated February 8, 2023, with respect to the effectiveness of internal control over financial reporting of CVS Health Corporation, included in the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 25, 2023.

/s/ Ernst & Young LLP

Boston, Massachusetts

May 25, 2023